# 3RDDEGREE, LLC

# REVIEWED FINANCIAL STATEMENTS
## (Unaudited)

**August 31, 2020**

**3rdDegree, LLC**
**August 31, 2020**

**Contents**



Charles Akersloot III, CPA, CVA

Kenneth W. Jones, CPA, CGMA

Christopher H. Grayson, CPA, MBA

www.ajgcpas.com

AJG CPAs, PLLC

215 Centerview Drive, Suite 250

Brentwood, TN 37027

615.678.7173 OFFICE

615.678.7966 FAX

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of
3rdDegree, LLC
Nashville, Tennessee

We have reviewed the accompanying financial statements of 3rdDegree, LLC (a Tennessee limited liability company) as of August 31, 2020, and the related statements of income, member's equity (deficit) and cash flows for the eight month period from inception (January 1, 2020) to August 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

## Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

## Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for it to be in conformity with accounting principles generally accepted in the United State of America.

*AJG CPAs, PLLC*

September 30, 2020

Brentwood, Tennessee

# 3rdDegree, LLC
## Balance Sheet (Unaudited)
## August 31, 2020

### ASSETS

| | | |
|---|---|---:|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ | 26,467 |
| **Total Current Assets** | | **26,467** |
| | | |
| **OTHER ASSETS** | | |
| Mobile app | | 54,707 |
| | | |
| **Total Assets** | **$** | **81,174** |

### LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

| | | |
|---|---|---:|
| **CURRENT LIABILITIES** | | |
| Interest payable | $ | 2,187 |
| Unsecured convertible notes payable, net of issuance costs | | 106,718 |
| **Total Current Liabilities** | | **108,905** |
| | | |
| **MEMBERS' EQUITY (DEFICIT)** | ( | **27,731**) |
| | | |
| **Total Liabilities and Members' Equity** | **$** | **81,174** |

# 3rdDegree, LLC
## Statement of Income (Unaudited)
## From inception of January 1, 2020 to August 31, 2020

| | | |
|---|---|---:|
| **REVENUES** | $ | - |
| **EXPENSES** | | |
| Start-up expenses | | 57,028 |
| **Total Expenses** | | **57,028** |
| **Net Loss** | **$(** | **57,028)** |

# 3rdDegree, LLC
## Statement of Members' Equity (Deficit) (Unaudited)
## From inception of January 1, 2020 to August 31, 2020

| | Common Units | Outstanding Warrants | Total |
|---|---|---|---|
| **Balance at January 1, 2020** | $ - | $ - | $ - |
| Contribution from members | 2,047 | - | 2,047 |
| Warrants issued for services provided to the Company | - | 27,250 | 27,250 |
| Net loss | ( 57,028) | - | ( 57,028) |
| **Balance at August 31, 2020** | **$( 54,981)** | **$ 27,250** | **$( 27,731)** |

See accompanying notes and independent accountant's review report.

4

# 3rdDegree, LLC
## Statement of Cash Flows (Unaudited)
## From inception of January 1, 2020 to August 31, 2020

| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $( | 57,028) |
| Adjustments to reconcile net income (loss) to net cash used by operating activities | | |
| Amortization on debt issuance costs | | 3,283 |
| Warrants granted for services provided to the Company | | 27,250 |
| Changes in operating assets and liabilities: | | |
| Interest payable | | 2,187 |
| **Cash Flows Used by Operating Activities** | ( | **24,308)** |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Investment made during development of mobile app | ( | 54,707) |
| **Cash Flows Used by Investing Activities** | ( | **54,707)** |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds received from issuance of convertible debt | | 110,000 |
| Cost of issuance of convertible debt instruments | ( | 6,565) |
| Capital contributions made by members | | 2,047 |
| **Cash Flows Provided by Financing Activities** | | **105,482** |
| **Net increase in cash** | | **26,467** |
| Cash and cash equivalents at beginning of period | | - |
| **Cash and cash equivalents at end of period** | $ | **26,467** |
| Supplemental disclosure of cash flow information: | | |
| Interest paid | $ | - |
| Income taxes paid | $ | - |

## Note 1. NATURE OF OPERATIONS

3rdDegree, LLC (the "Company") was organized in the State of Tennessee on January 1, 2020. The Company has developed a mobile dating app for singles or couples that facilitates new levels of open communication for those looking to make a more meaningful connection that develop into serious relationships. While other apps focus on finding a match the 3rdDegree app is intended to form the perfect pairing and is designed to increase the likelihood for the user to find the perfect match.

As of August 31, 2020 the Company has not commenced planned principal operations. The Company expects to launch the app on September 19, 2020. The Company's activities since inception have consisted principally of acquiring technology patents, and app development.

The rights and obligations of the LLC are governed by the Operating Agreement and amendments of the LLC. The operating agreement provides that no member, in its capacity as a Member shall be liable for the debts, liabilities, contracts or any other obligations of the Company. There is no fixed date for dissolution of the Company.

## Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis for Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting; consequently, certain revenues are recognized when earned rather than when cash is received and certain expenses are recognized when the obligation is incurred rather than when cash is disbursed.

### Cash and Cash Equivalents

The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents.

### Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Revenue and Cost Recognition

Once operations commence the Company will recognize revenues in accordance with ASU No. 2014-09, *Revenue from Contracts with Customers*. Revenue will primarily be derived from users in the form of recurring subscriptions. Subscription revenues are required to be presented net of credits and chargebacks. Upon the receipt of revenues the amount will be recognized using the straight-line method over the term of the applicable subscription period, which will generally range from one to six months. Revenues earned from advertising will be recognized when the advertisement is displayed. Any event revenue will be recognized when each event occurs.

**Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED**

**Advertising**

The Company uses advertising to promote its services. Advertising costs are expensed as incurred.

**Income Tax Status**

The Company is chartered in the state of Tennessee as a Limited Liability Company. All profits and losses are passed to the members. Accordingly, no Federal taxes are paid by the Company. The Company is exempt from Tennessee excise tax for the portion of net income passed through to active members. The Company is subject to paying Tennessee excise taxes at 6.5% on the portion of net income received by passive members. Franchise tax is payable based upon the Company's equity and asset structure.

As of August 31, 2020, the Company has accrued no interest or penalties related to uncertain tax positions. It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

The Company files income tax returns in the U.S. federal jurisdiction. The Company is in its initial tax year and has not yet filed a tax return. Once the Company files its inital tax return the return will be subject to examination by the Internal Revenue Service, which is generally for three years after the return was filed.

**Subsequent Events**

Subsequent events have been evaluated through September 30, 2020, which is the date the financial statements were available to be issued.

**Note 3. MOBILE APP**

Costs incurred for the development of the mobile phone app will be amortized using the straight-line method over five year lives. The Company will begin amortizing the intangible asset once the app goes live.

**Note 4. UNSECURED CONVERTIBLE NOTES PAYABLE**

The Company issued four Convertible Unsecured Promissory Notes, "Notes", on March 1, 2020. The notes totaled $110,000 and were borrowed in increments of $50,000, $30,000, $20,000 and $10,000. The notes each bear interest at a rate of five percent (5%). The notes are also convertible into 22,555 Series A Membership Units, based on the following conditions:

**Note 4. UNSECURED CONVERTIBLE NOTES PAYABLE - CONTINUED**

(A)  Automatic Conversion:

1)      Qualified Financing

In the event the Company consummates a "Qualified Financing" (financing of not less than $20,000,000 of its Membership Units) after March 1, 2020, the "Notes" and accrued interest shall be automatically converted into Series A Membership Units. The number of Conversion Units the Company issues upon conversion will equal the quotient obtained by dividing the outstanding principal balance and unpaid accrued interest under each of the converting "Notes" on the date of conversion by the applicable Conversion Price. The Conversion Price due to receiving qualified equity financing is equal to the lowest per unit purchase price issued in the qualified financing.

2)      Automatic Conversion at Maturity

If the "Notes" have not been repaid or converted prior to the maturity date the "Notes" shall be automatically converted as of February 28, 2021, into the number of Series A Membership Units determined by dividing the principal balance plus accrued interest by a price per share based on a $2,000,000 pre-money valuation of the Company.

(B)  Optional Conversion:

1)      Optional Conversion at the Closing of Sale or Merger

If the "Notes" have not been repaid or converted prior to the closing of the sale or consummation of a merger or consolidation of the Company with or into another entity the holder of each of the "Notes" may elect for the Company to pay the principal balance due plus all accrued and unpaid interest or elect for the note to convert into the number of Conversion Shares equal to the principal balance plus accrued and unpaid interest divided by the total number of membership units assuming all convertible debt had been converted and issued based on a $2,000,000 pre valuation of the Company..

2)      Change of Control

If the Company has a "Change of Control" (more than fifty percent (50%) change in a transaction), the "Notes" may be converted into Membership Units of the Company by dividing the principal balance plus accrued interest, by a price per share based on a $2,000,000 pre-money valuation of the Company.

As of August 31, 2020 there has been no conversions and no Series A Membership Units have been issued. Including interest payable the total amount due on the notes is $112,187. From the inception of the Company to August 31, 2020 interest expense on the notes totaled $5,469, including amortization expense of $3,283 due to amortizing debt issuance costs of $6,565 on the straight-line method over the twelve month life of the notes.

**Note 5. ISSUANCE OF WARRANTS FOR SERIES A MEMBERSHIP UNITS**

On February 27, 2020, the Company entered into a warrant agreement with an IT Services firm to issue up to 4,185 units of Series A Membership Units at $11.95 per unit. During the period ending August 31, 2020 the IT Service firm provided $27,250 of services during the development of the mobile app. The warrants expire on February 26, 2035. The warrant agreement also includes an anti-dilution clause which is based on the total of 427,285 fully diluted membership units outstanding at the time of the agreement and requires the Company to adjust the number of units provided under the warrant agreement proportionately if any future member units are issued.

The warrants may be exercised in whole or in part at any time during the fifteen year exercise period.

As of August 31, 2020, 54.50% of the warrants have been vested.

**Note 6. START-UP EXPENSES**

As of August 31, 2020 the Company has not formally commenced its operations. The Company follows the guidance covering startup costs, ASC 720-15, *Other Expenses*, which requires the Company to expense the costs as incurred. Since the inception of the Company start-up expenses incurred consists of the following:

| | |
|---|---:|
| Advertising and promotion | $ 33,406 |
| Bank and service fees | 130 |
| Guaranteed payments for health insurance | 6,588 |
| Interest expense | 5,469 |
| Office and software expenses | 1,535 |
| Legal and professional fees | 9,900 |
| | **$ 57,028** |

**Note 7. CONCENTRATIONS**

The Company maintains deposits in financial institutions that at times may exceed the amounts covered by insurance provided by the Federal Deposit Insurance Corporation (FDIC). There was no excess amount at August 31, 2020.

**Note 8. RISKS AND UNCERTAINTIES DUE TO THE COVID-19 PANDEMIC**

Covid-19 was declared a public health pandemic by the World Health Organization on January 30, 2020. As a result of this pandemic, the Company may experience negative impacts from market downturns, customer credit problems, and other signicant issues.

Company management expects the economic uncertainties resulting from the pandemic to have a negative impact on the Company. The related financial impact and duration cannot be completely estimated at this time.

**END OF NOTES**